Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906) EMAIL From: Desk of Vince Sadusky Audience: All employees worldwide Date: June 6, 2024 Subject: Planning for the Future Hello everybody, It’s great to be back with another update regarding some of the important work happening to support our strategic evaluation decision. Today, I’m happy to share a high-level look at a few of the activities underway to establish our independent gaming and lottery enterprises. To start, however, I want to call your attention to a glossary we’ve established to explain some of the most common terms used when discussing our transaction. Familiarizing yourself with these terms — such as RemainCo, SpinCo and CombineCo — will be helpful to understanding the process of standing up our new companies. Over the last several weeks, Marketing, Communications and Sustainability has led a multipronged process to lay the foundation for the new lottery brand. The goal is to create a distinct and memorable identity that separates us from our competitors while speaking to our employees, existing and prospective customers, and investors. Working with our external brand team, we’ve interviewed more than 100 leaders around the world representing various organizations and various levels of the Company. We are excited to share more later this year. Meanwhile, work is moving forward to prepare for the separation of our business units. As a reminder, we are working toward closing our transaction in late 2024 or early 2025. Efforts to stand up our independent companies fall into two areas — separation planning and integration planning.

Separation activities, driven by IGT, are aimed at decoupling the shared services that support each of our business areas along with the numerous processes and systems that connect our operations today. Separation touches everything from real estate and contracts to operations, including supply chain logistics. Information technology is a great example. Applications, software, and SharePoint content are some of the many considerations to weigh when preparing to move from a shared environment to separate environments that reflect the needs of our future-state organizations. These independent environments will be foundational to the ability of our lottery organization to exist on its own, and in preparing SpinCo to merge with Everi. Integration activities support the consolidation of two companies into a single entity. Work in this area centers on identifying potential differences in everything from methods of manufacturing to procurement processes. These activities also support important work to establish a preliminary organizational structure, or model, aimed at making CombineCo more competitive in every segment of the combined company’s portfolio. Recently, leaders from IGT and Everi representing IT, P&T, marketing, accounting, treasury and a variety of business areas, among other teams, met in Las Vegas to start identifying the manner in which each function operates. These conversations, which are ongoing, help us understand the resources of each company, including talent and systems, and how the future IGT can leverage the best of both worlds. KPMG and Bain, third-party advisory services firms, are assisting with integration planning, while Bain is also supporting an organizational analysis of RemainCo to ensure the organization is positioned for success post-separation. As with our gaming enterprise, this work is focused on establishing a model that best positions our lottery company to be competitive across products and services. It's important to note that the roles of these firms are complementary to the leadership of internal steering committees — one for RemainCo and one for SpinCo — which have key roles in defining structures for our future-state lottery and gaming enterprises. These committees are made up of senior leaders in a variety of our business areas. Across all facets of planning, it’s important to remain focused on the needs and expectations of stakeholders and governing authorities. For example, we cannot execute integration activities before all approvals have been granted and the transaction closes. Meanwhile, on the lottery side, we have to remember that separation activities are just as important as focusing on our existing customers and several important bids happening this year. This work has yearslong implications for Global Lottery. Culture is another important consideration in both integration and separation. Global Lottery will have a different brand identity than it does today. In separating our organizations, it’s vital we seize upon the aspects of our existing lottery operations that drive our success and foster working environments while being aspirational in what Global Lottery can become as a pureplay enterprise. With integration, it’s important that we take the best parts of Global Gaming, PlayDigital and Everi to create a culture befitting our combined organization. Outcomes of separation and integration planning activities will be shared with employees in the months to come, as appropriate.

I look forward to sharing more in the weeks ahead. In the meantime, please remember that OneIGT always has the latest on our strategic evaluation. Questions can also be brought forth through transaction@igt.com, or anonymously through YourIGT. Thank you. Vince Sadusky CEO Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (“Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin- off of IGT's Global Gaming and PlayDigital Businesses (the “Spinco Business”), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10- K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10- Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. IGT does not intend to update the forward-looking statements contained in this communication as the result of new information or future events or developments, except as required by law.